Exhibit (a)(1)(iii)

Offer to Exchange for Preferred Shares and Cash

by

NexPoint Strategic Opportunities Fund

Up to $150 Million in Value of its Common Shares

At a Purchase Price Not Greater than $12.00 per Share Nor Less than $10.00 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 10, 2020, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

October 30, 2020

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

NexPoint Strategic Opportunities Fund, a Delaware statutory trust (the “Company,” “we,” “us,” or “our”), is offering to exchange the Company’s currently outstanding common shares of beneficial interest, par value $0.001 per share (“Common Shares”), for newly-issued shares of the Company’s 5.50% Series A Cumulative Preferred Shares, par value $0.001 and liquidation preference $25.00 per share (“Series A Preferred Shares”) and cash, on the terms and subject to the conditions set forth in the offer to exchange (the “Offer to Exchange”) and in the accompanying letter of transmittal (the “Letter of Transmittal”).

On the terms and subject to the conditions of the Exchange Offer (as defined below), we will determine the single per Common Share price, not less than $10.00 nor greater than $12.00 per Common Share, less any applicable withholding taxes and without interest, that we will pay for Common Shares validly tendered and not withdrawn in the Exchange Offer, taking into account the total number of Common Shares so tendered and the prices specified by the tendering shareholders. We will select this single per Common Share price (the “Purchase Price”) as the lowest purchase price (in increments of $0.25) within the indicated range that will enable us to purchase the maximum number of Common Shares for an aggregate purchase price not to exceed $150,000,000, or all Common Shares validly tendered and not properly withdrawn in the event that less than $150,000,000 in aggregate purchase price is validly tendered and not properly withdrawn. For example, if the lowest price indicated is $10.00 per Common Share, the Company will purchase up to 15 million Common Shares. Conversely, if the lowest price indicated is $12.00 per Common Share, the Company will purchase up to 12.5 million Common Shares. The maximum aggregate purchase price for all Common Shares will be $150,000,000, regardless of the actual purchase price per Common Share.

Tendering shareholders will each receive an amount (the “Exchange Consideration”) that is the product of (A) the Purchase Price and (B) the number of Common Shares validly tendered and not withdrawn in the Exchange Offer. The Exchange Consideration will consist of (i) Series A Preferred Shares, valued at their liquidation preference of $25.00 per share, in an amount equal to approximately 80% of the Exchange Consideration (the “Preferred Share Consideration”) and (ii) cash in an amount equal to the difference between (A) the Exchange Consideration and (B) the value of the Preferred Share Consideration. No fractional Series A Preferred Shares will be issued. If the Preferred Share Consideration would otherwise include a fractional Series A Preferred Share, the Preferred Share Consideration will be rounded down to the nearest whole Series A Preferred Share and the amount of Exchange Consideration that would otherwise have been represented by such fractional Series A Preferred Share will be paid in cash as part of the Cash Consideration to the tendering shareholder. We refer to this offer, on the terms and subject to the conditions set forth herein, as the “Exchange Offer.”

All Common Shares that we acquire in the Exchange Offer will be acquired at the Purchase Price, regardless of whether the shareholder tendered at a lower price. We will purchase only Common Shares validly tendered at prices at or below the applicable Purchase Price and not properly withdrawn at or prior to the Expiration Date of the Exchange Offer. However, because of proration and conditional tender provisions described in the Offer to

Exchange, we may not purchase all of the Common Shares tendered even if shareholders tendered at or below the Purchase Price, if the Exchange Offer is oversubscribed. We will not purchase Common Shares tendered at prices greater than the Purchase Price. Common Shares tendered but not purchased in the Exchange Offer will be returned to the tendering shareholders at our expense promptly after the Expiration Date.

We expressly reserve the right, in our sole discretion, to change the per Common Share purchase price range and to increase or decrease the aggregate purchase price for the Common Shares sought in the Exchange Offer, subject to applicable law and the authorization of our Board of Trustees (the “Board”). In accordance with the rules of the Securities Exchange Commission (the “SEC”), if more than $150,000,000 in aggregate purchase price of Common Shares is tendered in the Exchange Offer at or below the Purchase Price, subject to the authorization of our Board of Trustees, we may increase the aggregate purchase price of Common Shares accepted for payment in the Exchange Offer by no more than 2% of the outstanding Common Shares without extending the Expiration Date.

The Exchange Offer is conditioned on, among other things, holders tendering (and not properly withdrawing) Common Shares representing a Purchase Price of at least $75,000,000 at or prior to the Expiration Date (the “Minimum Tender Condition”). See “Terms of the Exchange Offer—Conditions to the Exchange Offer.”

Following the consummation of the Exchange Offer, each untendered Common Share will continue to be outstanding and otherwise unaffected by the Exchange Offer, other than being subordinate to the Series A Preferred Shares in right of payment of dividends and distributions upon liquidation.

Holders of Series A Preferred Shares will be entitled to receive, when, as and if authorized by, or under authority granted by, the Board and declared by the Company, out of funds legally available therefor, cumulative cash dividends and distributions at the rate of 5.50% per annum of the $25.00 per share liquidation preference on the Series A Preferred Shares. Dividends and distributions on Series A Preferred Shares will be payable quarterly on March 31, June 30, September 30 and December 31 in each year in each year commencing on March 31, 2021. The Series A Preferred Shares may be redeemed by the Company, subject to certain restrictions, on or after December 15, 2023 and are subject to mandatory redemption by the Company in certain circumstances. The Series A Preferred Shares will rank on parity with any future preferred shares and senior to the Common Shares with respect to dividend and distribution rights and rights upon liquidation of the Company. See “Special Characteristics and Risks of the Series A Preferred Shares—Redemption” and “—Special Note Regarding the Use of Dates in this Offer to Exchange” in the Offer to Exchange.

As of October 29, 2020, there were 45,626,296 Common Shares outstanding, and all calculations of percentage ownership in the Offer to Exchange are based on such number of outstanding Common Shares. As of October 29, 2020, 4,800,000 Series A Preferred Shares were designated, with none issued or outstanding. Our Common Shares trade on the New York Stock Exchange (“NYSE”) under the symbol “NHF”. The Company’s net asset value (“NAV”) per common share at the close of business on October 29, 2020 was $16.69 and the last reported sale price of a Common Share on the NYSE on that day was $9.14.

Application will be made to list the Series A Preferred Shares on the NYSE. If the application is approved, the Series A Preferred Shares are expected to commence trading on the NYSE within thirty days of the date of issuance.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and the Investment Company Act of 1940 (the “1940 Act”) and, in accordance therewith, file reports, proxy statements, proxy materials and other information with the SEC. Materials filed with the SEC can be reviewed and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or downloaded from the SEC’s website at www.sec.gov. Information on the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at (202) 551-8090. You may also request copies of these materials, upon payment at the prescribed rates of a duplicating fee, by electronic request to the SEC’s e-mail address (publicinfo@sec.gov) or by writing the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549-0102. Reports, proxy statements and other information concerning the Company may also be inspected at the offices of the NYSE, 11 Wall Street, New York, New York 10005.

The Series A Preferred Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency.

For your information and for forwarding to those of your clients for whom you hold Common Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Exchange;

2.	The Letter of Transmittal for your use and for the information of your clients, including an IRS Form W-9;

3.

Notice of Guaranteed Delivery to be used to accept the Offer if the Share certificates and all other required documents cannot be delivered to the Depositary, or if the procedure for book-entry transfer cannot be completed, before the Expiration Date as described under the heading “The Exchange Offer” in the Offer to Exchange;

4.

A letter to clients that you may send to your clients for whose accounts you hold Common Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	A return envelope addressed to American Stock Transfer & Trust Company, LLC, as Depositary for the Offer.

NHF’s Board of Trustees (the “Board”) has authorized NHF to make the Offer; however, none of NHF, the members of the Board, AST Fund Solutions, LLC, the information agent for the Offer (the “Information Agent”), or American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), or any of our or their respective affiliates, makes any recommendation to any shareholder as to whether to tender or refrain from tendering any Common Shares or as to the purchase price or purchase prices at which shareholders may choose to tender their Common Shares. None of NHF, the members of the Board, the Information Agent or the Depositary, or any of our or their respective affiliates, has authorized any person to make any recommendation with respect to the Offer. Shareholders must decide whether to tender or refrain from tendering their Common Shares and, if deciding to tender, how many Common Shares to tender and the purchase price or purchase prices at which they wish to tender. We recommend that shareholders consult their own financial and tax advisors, and read carefully and evaluate the information in the Offer to Exchange and in the Letter of Transmittal, including NHF’s reasons for making the Offer, before taking any action with respect to the Offer.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 10, 2020, UNLESS THE OFFER IS EXTENDED OR TERMINATED.

For Common Shares to be tendered properly pursuant to the Offer, one of the following must occur: (i) the certificates for such Common Shares, or confirmation of receipt of such Common Shares pursuant to the procedure for book-entry transfer set forth under the heading “The Exchange Offer” in the Offer to Exchange, together with (a) a properly completed and duly executed Letter of Transmittal including any required signature guarantees and any documents required by the Letter of Transmittal or (b) an Agent’s Message (as defined in the Offer to Exchange) in the case of a book-entry transfer, must be received before the Expiration Date by the Depositary at its address set forth on the back cover of the Offer to Exchange, or (ii) shareholders whose certificates for Common Shares are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary or cannot complete the procedures for book-entry transfer prior to the Expiration Date must properly complete and duly execute the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth under the heading “The Exchange Offer” in the Offer to Exchange.

NHF will not pay any fees or commissions to brokers, dealers, commercial banks, trust companies or other nominees (other than fees to the Depositary and the Information Agent, as described under the heading “The Exchange Offer” in the Offer to Exchange) for soliciting tenders of Common Shares pursuant to the Offer. NHF will, however, upon request, reimburse brokers, dealers (including, if applicable, the Depositary), commercial banks, trust companies or other nominees for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Common Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as an agent of NHF, the Information Agent or the Depositary for purposes of the Offer. NHF will pay or cause to be paid all stock transfer taxes, if any, on its purchase of the Common Shares except as otherwise provided in the Offer to Exchange or Instruction 7 in the Letter of Transmittal.

Any questions or requests for assistance may be directed to the Information Agent at their respective telephone numbers and addresses set forth on the back cover of the Offer to Exchange. You may request additional copies of enclosed materials and direct questions and requests for assistance to the Information Agent, AST Fund Solutions, LLC, at: (800) 829-6554.

Very truly yours,

American Stock Transfer & Trust Company, LLC

Enclosures

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF NEXPOINT STRATEGIC OPPORTUNITIES FUND, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.